

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2022

Chris Strain
Chief Financial Officer
Heartland Express, Inc.
901 Heartland Way
North Liberty, Iowa 52317

Re: Heartland Express, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 1, 2022
File No. 000-15087

Dear Mr. Strain:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed April 1, 2022

General

1. Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing your specific characteristics or circumstances.
2. Please expand upon how your board administers its risk oversight function. For example, please disclose:

   - the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
   - whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
   - how the board interacts with management to address existing risks and identify significant emerging risks; and
   - whether you have a Chief Compliance Officer and to whom this position reports.

We remind you that the company and its management are responsible for the accuracy

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jennifer Gowetski at 202-551-3401 or Amanda Ravitz at 202-551-3412 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Disclosure Review Program